UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


05058810


SEC MAIL PROCESSING
RECEIVED
JUN 2 2 2005
WASH. D.C. 183 SECTION

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2004 Commission File No. 1-11437

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

LOCKHEED MARTIN CORPORATION
SALARIED SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

LOCKHEED MARTIN CORPORATION
6801 Rockledge Drive
Bethesda, MD 20817

Lockheed Martin Corporation
Salaried Savings Plan (017)

Lockheed Martin Corporation
Defined Contribution Plans Master Trust

Financial Statements and Supplemental Schedule

Year ended December 31, 2004

Contents



Mitchell & Titus, LLP

Certified Public Accountants
and Consultants

1129 20th Street, NW
Washington, DC 20036
Tel (202) 293-7500
Fax (202) 822-8126
washington.office
@mitchelltitus.com

Report of Independent Registered Public Accounting Firm

Plan Administrator
Lockheed Martin Corporation Salaried Savings Plan

We have audited the accompanying statement of net assets available for benefits of the Lockheed Martin Corporation Salaried Savings Plan (the Plan) as of December 31, 2004, and the statement of net assets of the Lockheed Martin Corporation Defined Contribution Plans Master Trust (the Master Trust) as of December 31, 2004, and the related statement of changes in net assets available for benefits and the related statement of changes in net assets and trust balances for the year ended December 31, 2004, for the Plan and the Master Trust, respectively. These financial statements are the responsibility of the Plan's and the Master Trust's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Plan and the Master Trust as of December 31, 2003 were audited by other auditors whose report dated June 22, 2004 expressed an unqualified opinion on those statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004, and the changes in its net assets available for benefits for the year ended December 31, 2004, and the net assets of the Master Trust at December 31, 2004, and the changes in its net assets and trust balances for the year ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2004 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Mitchell & Titus, LLP

June 17, 2005

New York City • Philadelphia • Baltimore • Washington, D.C.

Report of Independent Registered Public Accounting Firm

Plan Administrator
Lockheed Martin Corporation Salaried Savings Plan

We have audited the accompanying statement of net assets available for benefits of the Lockheed Martin Corporation Salaried Savings Plan as of December 31, 2003, and the statement of net assets of the Lockheed Martin Corporation Defined Contribution Plans Master Trust as of December 31, 2003. These financial statements are the responsibility of the Plan's and the Master Trust's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003, and the net assets of the Master Trust at December 31, 2003, in conformity with U.S. generally accepted accounting principles.

Baltimore, Maryland
June 22, 2004

Ernst & Young LLP

Lockheed Martin Corporation Salaried Savings Plan (017)

Statements of Net Assets Available for Benefits (continued)

December 31, 2004

	Allocated ESOP Fund	401(h) Trust	Participant-Directed Investments	Total
		(In thousands)		
Assets				
Investments:				
Interest in Master Trust	$ 2,585,391	$ -	$ 11,384,530	$ 13,969,921
Participant loans	-	-	216,093	216,093
Net assets held in 401(h) account	-	232,652	-	232,652
Contributions receivable:				
Employees	-	-	24,085	24,085
Lockheed Martin Corporation	8,541	-	-	8,541
Transfer receivable	-	-	143	143
Total assets	2,593,932	232,652	11,624,851	14,451,435
Liabilities				
Administrative expenses payable	-	-	2,474	2,474
Amounts related to obligation of 401(h) account	-	232,652	-	232,652
Total liabilities	-	232,652	2,474	235,126
Net assets available for benefits	$ 2,593,932	$ -	$ 11,622,377	$ 14,216,309

See accompanying Notes to Financial Statements.

Lockheed Martin Corporation Salaried Savings Plan (017)

Statements of Net Assets Available for Benefits

December 31, 2003

	Unallocated ESOP Fund	Allocated ESOP Fund	401(h) Trust	Participant-Directed Investments	Total
			(In thousands)		
Assets					
Investments:					
Interest in Master Trust	$ -	$ 2,291,086	$ -	$ 10,316,695	$ 12,607,781
Participant loans	-	-	-	213,481	213,481
Corporate common stock	59,508	-	-	-	59,508
Net assets held in 401(h) account	-	-	217,718	-	217,718
Contributions receivable:					
Employees	-	-	-	11,042	11,042
Lockheed Martin Corporation	-	3,977	-	-	3,977
Total assets	59,508	2,295,063	217,718	10,541,218	13,113,507
Liabilities					
Notes payable	28,458	-	-	-	28,458
Interest payable	565	-	-	-	565
Administrative expenses payable	-	-	-	3,191	3,191
Amounts related to obligation of 401(h) account	-	-	217,718	-	217,718
Total liabilities	29,023	-	217,718	3,191	249,932
Net assets available for benefits	$ 30,485	$ 2,295,063	$ -	$ 10,538,027	$ 12,863,575

See accompanying Notes to Financial Statements.

Lockheed Martin Corporation Salaried Savings Plan (017)

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2004

	Unallocated ESOP Fund	Allocated ESOP Fund	Participant-Directed Investments	Total
	(In thousands)			
Net assets available for benefits at	$ 30,485	$ 2,295,063	$ 10,538,027	$ 12,863,575
Additions to net assets:				
Contributions:				
Employees		34,389	626,913	661,302
Lockheed Martin Corporation, net of forfeitures	28,972	166,352	8	195,332
Total contributions	28,972	200,741	626,921	856,634
Net investment gain from the Master Trust		241,086	950,859	1,191,945
Interest and dividend income	382			382
Net realized and unrealized loss	(3,502)			(3,502)
Allocation of 578,939 shares of Lockheed Martin Corporation		56,006		56,006
Total additions	25,852	497,833	1,577,780	2,101,465
Deductions from net assets:				
Distributions and withdrawals		198,964	512,925	711,889
Interest expense	331			331
Allocation of 578,939 shares of Lockheed Martin Corporation common stock	56,006			56,006
Total deductions	56,337	198,964	512,925	768,226
Net transfers from other plans			19,495	19,495
Net assets available for benefits at end	$ -	$ 2,593,932	$ 11,622,377	$ 14,216,309

See accompanying Notes to Financial Statements.

Lockheed Martin Corporation Salaried Savings Plan (017)

Notes to Financial Statements

December 31, 2004 and December 31, 2003

1. Accounting Policies

The financial statements of the Lockheed Martin Corporation Salaried Savings Plan (the Plan) are prepared based on the accrual method of accounting. Benefits are recorded when paid. The assets of the Plan principally are held and invested on a commingled basis in the Lockheed Martin Corporation Defined Contribution Plans Master Trust (the Master Trust) under an agreement between Lockheed Martin Corporation (Lockheed Martin or the Corporation) and State Street Bank and Trust Company (the Trustee). The record-keeper is CitiStreet, LLC.

The Plan's interest in the Master Trust is stated at the fair value of the underlying net assets in the Master Trust. The assets, realized and unrealized gains and losses, and investment income of the Master Trust are allocated among the plans included therein based on the number of participant units outstanding in each fund in which the Plan invests at each month-end during the year, except for participant loans, which are based on actual loan balances of each plan's participants. Direct administrative expenses are generally paid by the Master Trust and allocated to each of the participating plans on a pro-rata basis. Other indirect administrative expenses are paid by the Corporation. Participant loans are considered to be an asset held outside of the Master Trust.

Investments in Lockheed Martin common stock are valued at fair value based on quoted market prices as of the last business day of the Plan's year as reported for New York Stock Exchange Composite Transactions. Investments in cash equivalents are stated at cost, which approximates fair value. The 401(h) account investments are comprised of a diversified portfolio of marketable securities, which are stated at the latest reported bid price on the last business day of the year.

The Plan includes an Employee Stock Ownership Plan. Cash dividends declared on Lockheed Martin stock allocated to participants' accounts under the Employee Stock Ownership Plan Fund (ESOP Fund) and dividends received related to the Lockheed Martin Common Stock Fund (Lockheed Martin Stock Fund) may be retained in the participant's account or distributed to the participant, at the discretion of the participant. In the event the participant does not make an election, the allocated dividends will be retained in the participant's account. In order for dividends to be distributed to participants, the Corporation's stock must be held under the ESOP Fund or the Lockheed Martin Stock Fund on the record date for the dividend. Any distribution of dividends to participants must not occur later than 90 days following the plan year in which the dividend was paid.

1. Accounting Policies (continued)

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions, in particular, the determination of fair values of investments for which market values are not readily available. Actual results could differ from those estimates.

2. Description of the Plan

General

The following description of the Plan provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

The Plan is a defined contribution plan covering all salaried employees in groups to which Plan participation is extended by the Corporation, including employees in the United States and certain U.S. citizens working abroad.

Effective October 4, 2004 the Orincon Corporation International 401(k) Profit Sharing Plan merged into the Plan, and related assets of approximately $19.3 million were transferred into the Plan.

Contributions

Eligible employees may enroll in the Plan on the date of hire. Employees may make before-tax contributions of up to 16% of the employee's base salary or a combination of before-tax and after-tax contributions of up to 17%. Based on the participating units, the Corporation generally contributes an amount equal to 50% of the first 8% of the participant's basic contribution. Some business units do not have any company match. All participants are 100% vested in all employer contributions. Substantially all employer contributions to the Plan consist of the Corporation's common stock invested in the ESOP Fund. Participants may not transfer company-matching contributions out of the ESOP Fund before they reach age 55.

Participants' contributions may be invested in one or more of the available investment funds at the participant's election. Effective August 1, 2003, participants may change the investment mix of their account balance up to 12 times during a calendar year. In addition, the participant will always be provided at least one trading opportunity each

2. Description of the Plan (continued)

Contributions (continued)

calendar quarter regardless of the number of prior investment trades they placed for the year. The participant will have one final opportunity to transfer all or part of their transferable account balance to the Stable Value Fund during the fourth quarter of the year.

Prior to August 1, 2003, participants could make changes to investment elections at any time except for certain restrictions placed on investment elections in the ESOP Fund, Putnam International Equity Fund, (this option has been replaced by the MSCI EAFE Indexed Equity Fund), and the Lockheed Martin Stock Fund effective August 2, 2002.

The Plan permits for catch-up contributions for participants age 50 or older as permitted by the provisions of the Economic Growth and Tax Relief Reconciliation Act of 2001.

Participant Accounts

Each participant's account is credited with the participant's contribution, the employer's matching contribution and the investment earnings, net of expenses of the individual funds in which the account is invested.

Plan Termination

Although it has not expressed any intent to do so, the Board of Directors of Lockheed Martin has the right to amend, suspend or terminate the Plan at any time subject to the provisions of ERISA. In the event of Plan termination, participants will receive a payment equal to the total value of their accounts.

ESOP Feature

Assets of the Employee Stock Ownership Plan (the ESOP) feature of the Plan are held pursuant to the Trust Agreement effective as of March 27, 1989, between the Corporation and U.S. Trust Company (U.S. Trust), as the Trustee. On April 4, 1989, U.S. Trust purchased 34,599,874 shares of the Corporation's common stock from the Corporation for $500 million. U.S. Trust borrowed the purchase price for such shares (the ESOP loan), and repaid the amount borrowed with accrued interest over a period of 15 years, during which time the purchased shares were allocated to the accounts of participants in the Plan eligible to participate in the ESOP feature. The final quarterly installment

2. Description of the Plan (continued)

ESOP Feature (continued)

related to the ESOP loan was made in April, 2004. Until allocated to participants' accounts, the shares were maintained in the ESOP Fund (Unallocated) as unallocated shares. As of December 31, 2004, there were 46,243,080 shares in the ESOP Fund (Allocated), and as of December 31, 2003, there were 43,775,730 shares in the ESOP Fund (Allocated) and 1,157,752 shares in the ESOP Fund (Unallocated).

Each month, the participant's account under the ESOP feature of the Plan is credited with the number of shares equal to the share value of (i) the total dollar amount of the contribution that the participant has directed to be invested in the ESOP Fund and (ii) the total dollar amount of the employer contribution allocated to such participant's account under the ESOP feature. Cash contributions to the ESOP Fund (Allocated) are used to purchase shares of the Corporation's common stock in the open market.

401(h) Arrangement

The Plan has an arrangement that qualifies under Section 401(h) of the Internal Revenue Code (the Code). The 401(h) arrangement is used by the Corporation to fund in part the Corporation's portion of postretirement medical expenses incurred under various medical plans sponsored by the Corporation for salaried employees who retired on or after January 1, 1993. In accordance with IRC Section 401(h), the Plan's investment in the 401(h) account may not be used for, or diverted to, any purpose other than providing health and welfare benefits for retirees and participants. Plan participants do not contribute to the 401(h) account. Employer contributions or qualified transfers to the 401(h) account are determined annually and are at the discretion of the Corporation. Effective June 2, 2003, the assets of the 401(h) account are held by The Northern Trust Company, previously held by Deutsche Bank.

3. Notes Payable

In connection with the ESOP feature, the Plan had the following notes payable:

	December 31 2004	December 31 2003
	(In thousands)	
8.39% Series A notes payable due 2004 with quarterly installments of principal and interest from 1989 to 2004	$ -	$ 22,279
8.41% Series C notes payable due 2004 with interest only payable quarterly from 1989 to 1999, and quarterly installments thereafter of principal and interest until 2004	-	6,179
	$ -	$ 28,458

Notes payable were guaranteed by the Corporation. The Plan stipulates that indebtedness of the Plan may not be repaid with any amounts that have been allocated to the benefit of the participants.

The Corporation contributed to the ESOP Fund (Unallocated) amounts sufficient to pay the quarterly installments of principal and interest due on the notes payable, reduced by the income earned on the unallocated shares of the Corporation's common stock, primarily from dividend income.

4. Income Tax Status

The Plan has received a favorable determination letter from the Internal Revenue Service stating that the Plan is qualified under Internal Reveue Code (Code) Section 401(a) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Corporation believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

5. Master Trust

The Plan's interest in the Master Trust's net assets as of December 31, 2004 and 2003 was 88.80% and 89.44%, respectively. The audited financial statements of the Master Trust attached to these financial statements contain additional information concerning the Plan's interest in the Master Trust.

6. Reconciliation to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31	
	2004	**2003**
	(In thousands)	
Net assets available for benefits per the financial statements	**$ 14,216,309**	$ 12,863,575
Add: Net assets held in 401(h) account per Form 5500	**232,652**	217,718
Net assets available for benefits per the Form 5500	**$ 14,448,961**	$ 13,081,293

The net assets of the 401(h) account are reflected as net assets available for benefits on the Form 5500 but can only be used to pay retiree medical benefits.

6. Reconciliation to Form 5500 (continued)

The following is a reconciliation of the changes in net assets available for benefits per the financial statements to the Form 5500:

	Year ended December 31, 2004		
	Amounts per Financial Statements	401(h) Account	Amounts per Form 5500
		(In thousands)	
Interest and dividend income	$ 382	$ 5,509	$ 5,891
Net realized and unrealized gain (loss)	(3,502)	29,826	26,324
Distributions and withdrawals	(711,889)	(19,934)	(731,823)
Administrative expenses	0	(465)	(465)

Supplemental Schedule

Lockheed Martin Corporation Salaried Savings Plan (017)

Employer Identification Number 52-1893632, Plan Number 017

Schedule H, Line 4i—Schedule of Assets (Held At End of Year)***

December 31, 2004

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost	Current Value
			(In thousands)
401(h) Trust**			
U.S. Government Securities			
FHLMC Gold G1-1344 6% 10-01-2017	1,270,614	$1,329	$1,331
FHLMC Multiclass Ser T-51 CL 2A 7.5% 08-25-2042	1,366,950	1,504	1,449
FHLMC Multiclass Ser T-54 Class 3A 7% 02-25-2043	480,584	517	510
FHLMC Multiclass Ser 2406 CL KA 6% 06-15-2016	271,768	276	272
FHLMC Pool # B1-3120 6.5% 06-01-2016	1,735,623	1,846	1,835
FHLMC Pool # G1-1045 7.5% 10-01-2012	977,770	1,039	1,037
FHLMC Pool # G1-1184 5.5% 09-01-2016	1,581,748	1,625	1,636
FHLMC Pool # G1-1433 6% 09-01-2017	1,067,297	1,111	1,118
FHLMC Pool # G1-1434 6.5% 01-01-2018	1,029,823	1,084	1,091
FHLMC Pool # G11399 5.5% 04-01-2018	681,936	695	706
FHLMC Pool # G11431 6% 02-01-2018	1,145,705	1,185	1,200
FNMA Pool # 545059 6.433% 05-01-2011	266,355	296	291
FNMA Pool # 545179 6.466% 09-01-2011	196,063	212	215
FNMA Pool # 545209 6.334% 10-01-2011	288,872	320	315
FNMA Pool # 545210 6.128% Due 10-01-2011 Reg	357,756	391	386
FNMA Pool # 725135 6% 05-01-2018	960,833	1,009	1,008
FNMA Pool # 725194 6% 12-01-2018	556,128	585	583
FNMA Pool # 725510 6.5% 07-01-2017	1,177,531	1,241	1,250
FNMA Pool # 725879 6% 08-01-2019 BEO	909,954	955	954
FNMA Pool # 735008 5% 10-01-2014 BEO	1,839,825	1,895	1,898
FNMA Remic Ser 2003-W17 10.26127% 08-25-2032	584,248	667	661
Small Business Admin Gtd Dev Partn 5.31% 08-01-2022	439,490	452	455
Small Business Admin Gtd Dev Partn 5.24% 08-01-2023	535,515	536	551
Small Business Admin Gtd Dev Partn 5.13% 09-01-2023	429,404	429	439
US Treas Notes 2% Due 05-15-2006	5,000,000	5,010	4,941
US Treas Notes 2.375% Due 08-15-2006	1,800,000	1,791	1,783
US Treas Notes 3.125% Due 10-15-2008	750,000	740	742
US Treas Notes 3.5% Due 11-15-2006	4,500,000	4,587	4,538
US Treas Notes 6.125% Due 08-15-2007	2,550,000	2,759	2,737
Total U. S. Government Securities		36,086	35,932

Schedule H, Line 4i—Schedule of Assets (Held At End of Year)***
(continued)

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost	Current Value
		(In thousands)	
Corporate Debt Instruments Other			
Amerada Hess Corp Note DTD 8/15/2001 6.65% Due 08-15-2011	100,000	$107	$110
Amerada Hess Corp Note 7.875% Due 10-01-2029	200,000	221	237
AOL Time Warner Inc 7.625% Due 04-15-2031	725,000	795	877
AT&T Corp USD Series Note Var Rate Due 11-15-2031	575,000	645	686
AT&T Corp 8.05% USD Series Note Due 11-15-2011	300,000	331	345
Boston Properties Ltd Partnership Note 5.625% Due 04-15-2015	250,000	244	258
Boston Properties Ltd Partnership Note 6.25% Due 01-15-2013	225,000	238	244
Cardinal Health Inc 4% Due 06-15-2015/06-14-2015	75,000	66	67
CIGNA Corp Note 6.375% Due 10-15-2011	350,000	370	381
CIGNA Corp Note 7.875% Debt Due 05-15-2027	325,000	349	394
COMCAST Corp New Note 5.3% Due 01-15-2014	600,000	594	619
Electric Data Systems Corp. Note Series B 6.5% Due 08-01-2013/11	225,000	214	238
EOP Oper Ltd Partnership Note 4.75% Due 03-15-2014	300,000	294	290
EOP Oper Ltd Partnership Note 6.75% Due 02-15-2012	450,000	486	501
Ford Mtr Credit Co Note 7.25% Due 10-25-2011	100,000	107	107
Ford Mtr Credit Co Note 7.375% Due 10-28-2009	1,000,000	1,040	1,079
Gen Mtrs Accep Corp Note 6.875% Due 9-15-2011	1,000,000	1,012	1,025
HCA INC 6.25% Due 02-15-2013/02-14-2013	375,000	368	378
HCA-Healthcare Co 7.875 % Due 02-01-2011	250,000	264	275
Health Net Inc Series Note 8.375% Due 04-15-2011	225,000	271	271
International Paper Co Notes 5.25% Due 04-01-2016	275,000	267	275
May Dept Stores Co Debt 7.45% Due 10-15-201	550,000	610	630
May Dept Stores Co SR Note 6.7% Due 07-15-2034	100,000	102	105
May Dept Stores Co 7.6% Due 06-01-2025	250,000	266	286
Safeco Corp Series Note 7.25% Due 09-01-2012	112,000	127	128
St Paul Cos Inc Medium Term Notes 6.38% Due 12/15/2008	225,000	243	242
Time Warner Entmt Co 8.375% Due 07-15-2033	350,000	421	452
Unum Corp Series Debt 6.75% Due 12-15-2028	110,000	100	99
Unum Corp Series Debt 7.375% Due 06-15-2032	200,000	188	191
Unum Corp Series Note 7.625% Due 03-01-2011	185,000	192	194
Total Corporate Debt Instruments Other		10,532	10,984

Lockheed Martin Corporation Salaried Savings Plan (017)

Employer Identification Number 52-1893632, Plan Number 017

Schedule H, Line 4i—Schedule of Assets (Held At End of Year)***
(continued)

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost	Current Value
		(In thousands)	
Corporate Common Stock			
Nova Chemicals Corp Common Stock	16,400	$340	$776
Bayer A G Sponsored ADR	1,900	48	65
Honda Motor Co. LTD American Depository Shares	28,700	596	748
Matsushita Elec Indl Ltd Common Stock	109,200	1,352	1,753
Sony Corp American Depository	74,100	2,432	2,887
Akzo Nobel N V Common Stock	54,000	1,620	2,294
Unilever N V Common Stock	37,600	2,170	2,508
Royal Dutch Petro N.Y.	36,000	1,772	2,066
Volvo Aktiebolaget Cl B	15,600	517	619
Syngenta Ag Common Stock	40,000	437	854
Glaxo Smithkline Common Stock	41,200	1,741	1,952
Intercontinental Hotels Group Common Stock	38,929	349	491
Rio Tinto Plc Common Stock	15,300	1,370	1,824
Scottish Pwr Plc Common Stock	18,600	433	580
Vodafone Group Plc New	28,200	612	772
Alcoa Inc Common Stock	14,500	387	456
Amer Elec Pwr Co Inc Common Stock	33,100	934	1,137
Amerada Hess Corp Common Stock	13,700	656	1,129
American Pwr Conversion Corp. Common Stock	21,200	330	454
AT&T Corp Common Stock	183,100	3,848	3,490
Avaya Inc Common Stock	38,700	355	666
Baker Hughes Inc Common Stock	30,100	959	1,284
Becton Dickinson & Co Common Stock	17,000	634	965
BMC Software Inc Common Stock	35,200	554	655
Bristol Myers Squibb Co Common Stock	31,200	814	799
Capital One Financial Common Stock	37,300	1,924	3,141
Cardinal Hlth Inc Common Stock	59,300	3,186	3,448
ChevronTexaco Corp Common Stock	48,000	1,739	2,520
Chubb Corp Common Stock	17,000	1,053	1,307
CIT Group Inc Common Stock	31,600	894	1,448
Comcast Corp New Class A Common Stock	129,500	3,828	4,310
Computer Sci Corp Common Stock	36,500	1,478	2,058
Compuware Corp Common Stock	86,200	474	558
ConocoPhillips Common Stock	19,600	1,047	1,702
Delphi Corp Common Stock	110,600	943	998
Dillards Inc Common Stock	20,000	291	537
Donnelley RR & Sons Co Common Stock	24,800	664	875
Dow Chem Co Common Stock	64,100	2,225	3,174
Duke Energy Corp Common Stock	79,300	1,475	2,009
Eastman Kodak Co Common Stock	19,500	522	629
Electr Data Sys Corp Common Stock	119,300	2,571	2,756
Engelhard Corp Common Stock	23,200	600	711
FedEx Corp Common Stock	22,000	1,424	2,167

Lockheed Martin Corporation Salaried Savings Plan (017)

Employer Identification Number 52-1893632, Plan Number 017

Schedule H, Line 4i—Schedule of Assets (Held At End of Year)***
(continued)

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost	Current Value
		(In thousands)	
Corporate Common Stock (continued)			
Firstenergy Corp Common Stock	15,000	$582	$593
Fluor Corp New Common Stock	21,000	736	1,145
Freescale Semiconductor Inc CL B Common Stock	5,863	51	108
Freescale Semiconductor Inc CL A Common Stock	17,400	232	310
Gap Inc Common Stock	41,900	798	885
Genuine Parts Co Common Stock	38,500	1,199	1,696
Genworth Financial Corp Common Stock	24,800	484	670
Golden W Fncl Corp Common Stock	37,200	1,587	2,285
HCA Inc Common Stock	73,900	2,679	2,953
Hewlett Packard Co Common Stock	202,800	4,119	4,253
Interpublic Group Companies Inc. Common Stock	1,500	17	20
Intl Paper Co Common Stock	18,700	717	785
JPMorgan Chase & Co Common Stock	73,524	2,204	2,868
Liberty Media Corp New Common Stock Series A	109,600	948	1,203
Lowes Corp Common Stock	25,600	1,169	1,800
Masco Corp Common Stock	38,200	907	1,395
May Dept Stores Co Common Stock	68,200	1,609	2,005
MBIA Inc Common Stock	9,300	471	588
McDonalds Corp Common Stock	98,100	2,070	3,145
Motorola Inc Common Stock	53,100	430	913
NCR Corp Common Stock	12,700	354	879
News Corp CL A Common Stock	177,600	2,327	3,314
Occidental Pete Corp Common Stock	20,200	667	1,179
Pfizer Inc Common Stock	98,000	2,662	2,635
Pitney Bowes Inc Common Stock	19,400	733	898
Rohm & Haas Co Common Stock	26,500	939	1,172
Safeco Corp Common Stock	13,900	616	726
Schering-Plough Corp Common Stock	148,400	2,510	3,099
Schlumberger LTD Common Stock	12,500	832	837
St Paul Travelers Corp Common Stock	60,500	2,126	2,243
Storage Tech Corp Common Stock	22,100	587	698
Thermo Electron Corp Common Stock	34,600	777	1,044
Time Warner Inc Common Stock	175,500	2,879	3,412
Union Pacific Corp Common Stock	40,400	2,451	2,717
Unocal Corp Common Stock	40,300	1,204	1,742
Unumprovident Corp Common Stock	50,300	685	902
V F Corp Common Stock	11,700	446	648
Wachovia Corp Common Stock	48,000	2,136	2,525
Wellpoint Hlth Networks Inc Common Stock	14,100	1,419	1,621
Wells Fargo & Co Common Stock	21,800	1,147	1,355
Whirlpool Corp Common Stock	13,500	883	934
Wyeth Company Common Stock	34,300	1,427	1,461
Xerox Corp Common Stock	199,000	2,118	3,385
Total Corporate Common Stock		106,532	134,618

Lockheed Martin Corporation Salaried Savings Plan (017)

Employer Identification Number 52-1893632, Plan Number 017

Schedule H, Line 4i—Schedule of Assets (Held At End of Year)*** (continued)

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost	Current Value
		(In thousands)	
Corporate Debt Instruments Preferred			
American Home Prods Corp Note 6.95% Due 03-15-2011	450,000	$500	$507
BK 1 CAP III 8.75% Due 09-01-2030	300,000	382	406
Burl Northn Santa Fe Ry Co Pass Th 5.943% 01-15-2002	272,733	280	292
CIT Group Inc New Series Note 5.75% Due 09-25-2007	75,000	80	79
Dow Chem Co Nt DTD 6% Due 10-01-2012	225,000	243	246
Dow Chem Co 7.375% Due 11-01-2029	350,000	411	425
Fed Express Corp Ser 1998 6.72% Due 01-15-2022	299,687	343	337
Gen Elec Co Note 5% Due 02-01-2013	500,000	512	513
Hewlett Packard Co Global Note 5.5% Due 07-01-2007	325,000	347	339
Union Pacific Railroad Co Pass Thru 8% Due 01-10-21	146,704	174	178
Wyeth Wye 5.50% Due 02-01-2014	450,000	452	465
Total Corporate Debt Instruments Preferred		3,724	3,787
Common Collective Trusts			
Coltv Short Term Invt Fund Common Stock	7,444,778	7,445	7,445
Total Common Collective Trusts		7,445	7,445
Registered Investment Companies			
Dodge & Cox International Stock Fund	1,166,681	22,157	35,747
Total Registered Investment Companies		22,157	35,747
Other			
Equity Office Properties Fund	69,200	1,922	2,015
Equity Residential Fund	39,200	1,068	1,418
Total Other		2,990	3,433
Total 401(h)		$189,466	$231,946
Participant Loans*	Interest rates ranging from 4.0% to 10.5%; varying maturities		$216,093

* Party-in-interest

** 401(h) Trust net assets include interest and dividend receivable of $721,000 and pending trades receivable of $246,000 and payable of $261,000

*** Schedule excludes assets held in Lockheed Martin Corporation Defined Contribution Plans Master Trust.

Lockheed Martin Corporation
Defined Contribution Plans Master Trust

Statements of Net Assets

	December 31 2004	December 31 2003
	(In thousands)	
Assets		
Investments at quoted fair value:		
Cash equivalents	$ **1,136,251**	$ 807,424
Common stock—Lockheed Martin Corporation	**3,913,980**	3,602,855
Mutual funds	**3,695,503**	3,213,696
Corporate debt securities	**153,053**	145,440
Common stock—other	**157,762**	135,079
U.S. Government securities	**51,060**	677
Preferred stock	**469**	485
Partnership/Joint venture	**307**	186
Other assets	**7,238**	5,076
Total investments at quoted fair value	**9,115,623**	7,910,918
Investments at estimated fair value:		
Common/collective trusts:		
Lockheed Martin Short-Term Investment Fund	**123,309**	762,937
Other	**6,142,829**	5,135,786
Total investments at estimated fair value	**6,266,138**	5,898,723
Investments at contract value:		
Guaranteed investment contracts	**314,650**	304,824
Other assets:		
Dividends and interest receivable	**4,448**	3,992
Other	**2,047**	2,115
Total assets	**15,702,906**	14,120,572
Liabilities		
Dividends payable	**289**	-
Accounts payable for securities purchased	**-**	25,448
Net assets	$ **15,702,617**	$ 14,095,124

See accompanying Notes to Financial Statements.

Lockheed Martin Corporation
Defined Contribution Plans Master Trust

Statement of Changes in Net Assets and Trust Balances

Year ended December 31, 2004
(In thousands)

Net assets at beginning of year	$ 14,095,124
Additions to net assets:	
Contributions:	
Employees	761,756
Lockheed Martin Corporation, net of forfeitures	244,952
Total contributions	1,006,708
Investment income:	
Dividends and interest	184,210
Net realized and unrealized gain	1,150,188
Total investment income	1,334,398
Total additions	2,341,106
Deductions from net assets:	
Distributions and withdrawals	835,586
Administrative expenses	14,671
Total deductions	850,257
Net transfer from other trusts	116,644
Net assets at end of year	$ 15,702,617

See accompanying Notes to Financial Statements.

Lockheed Martin Corporation
Defined Contribution Plans Master Trust

Notes to Financial Statements

December 31, 2004 and December 31, 2003

1. Accounting Policies

The financial statements of the Lockheed Martin Corporation Defined Contribution Plans Master Trust (the Master Trust) are prepared based on the accrual method of accounting.

The Master Trust holds the assets of various defined contribution plans of Lockheed Martin Corporation (Lockheed Martin or the Corporation). The trustee of the Master Trust is State Street Bank and Trust Company (the Trustee). The record-keeper is CitiStreet, LLC.

1. Accounting Policies (continued)

Percentage ownership of the Master Trust is as follows:

Name of Plan	Plan Number	Interest in Master Trust as of December 31 2004	2003
Lockheed Martin Corporation Salaried Savings Plan EIN #52–1893632	017	88.8%	89.44%
Lockheed Martin Corporation Hourly Employee Savings Plan Plus EIN #52–1893632	018	5.02%	5.13%
Lockheed Martin Corporation Performance Sharing Plan for Bargaining Employees EIN #52–1893632	055	2.86%	2.74%
Lockheed Martin Corporation Operations Support Savings Plan EIN #52–1893632	033	2.37%	1.61%
Lockheed Martin Corporation Basic Benefit Plan for Hourly Employees EIN #52–1893632	021	0.24%	0.26%
Lockheed Martin Corporation Capital Accumulation Plan EIN #52–1893632	019	0.45%	0.46%
Lockheed Martin Corporation Retirement Savings Plan for Salaried Employees EIN #52–1893632	040	0.23%	0.31%
Lockheed Martin Corporation Capital Accumulation Plan for Hourly Employees EIN #52–1893632	020	0.02%	0.04%
Lockheed Martin Corporation Performance Sharing Plan for Puerto Rico Employees EIN #52–1893632	075	0.01%	0.01%
		100.00%	100.00%

1. Accounting Policies (continued)

Plan assets held by the Master Trust are invested in various funds. The S&P 500 Indexed Equity Fund, Small/Mid-Cap Indexed Equity Fund and MSCI EAFE Indexed Equity Fund are common/collective trusts that have been established for institutional investors and are recorded at estimated fair value as determined by State Street Bank and Trust Company, sponsor of these funds. The Aggressive Asset Allocation Fund, Moderate Asset Allocation Fund, and Conservative Asset Allocation Fund are custom funds established by the Corporation and are comprised of varying proportions of underlying index funds designed to track the S&P 500, Russell Small Cap Completeness, MSCI EAFE, and Lehman Brothers Aggregate Bond Indices. The four underlying index funds that comprise the custom funds are common collective trusts established by Northern Trust Investments, NA (Northern Trust) for institutional investors. These custom funds are also recorded at estimated fair value as determined by Northern Trust. The Broad Market Bond Index Fund is a common/collective trust established for institutional investors and recorded at estimated fair value as determined by Northern Trust. Fair values of the underlying securities in the Self-Managed Account Option (SMA Option) and a portion of the assets held in the Stable Value Fund are determined by closing prices on the last business day of the year for those securities traded on national exchanges or at the average bid quotations for those securities traded in over-the-counter markets. Fair values of the Investment Company of America Fund, the New Perspective Fund, the Vanguard Windsor Fund, the American Century Growth Fund, and the Putnam International Equity Fund, which are mutual funds, are determined by the closing prices on the last business day of the year. Certain funds also include an investment in State Street Global Advisors Short-Term Investment Fund, which is stated at cost, which approximates market value. Loans to participants are valued at outstanding balances, which approximate fair market value.

The Stable Value Fund includes an investment in the State Street Bank and Trust Company Stable Fixed Income Fund for Employee Benefit Trusts (Fixed Income Fund), which provides employee benefit plans with a medium for collective investment and reinvestment in one or more bank, insurance company, or synthetic investment contracts. Each benefit plan has an undivided interest only in the investment contracts the plan has selected to invest in with the Fixed Income Fund; therefore, benefit plans have a divided interest in the Fixed Income Fund as a whole. The Fixed Income Fund is a common collective trust, which is valued at contract value, which approximates fair value as determined by the Trustee.

1. Accounting Policies (continued)

The Putnam International Equity Fund was terminated on December 31, 2003 and replaced by the MSCI EAFE Indexed Equity Fund on January 1, 2004.

Participant loans are considered to be an asset held outside the Master Trust and, therefore, these balances and related activity are excluded from the Master Trust financial statements. An SMA Option is available to all plans whereby a participant may elect to invest up to 50% of the participant's transferable account balance in stocks, mutual funds, or bonds at the participant's direction. No investment contribution may be made directly to the SMA Option. A participant's initial spot transfer to the SMA Option must be in the amount of at least $3,000, and subsequent transfers must be in the amount of at least $1,000. No distribution, withdrawal, or loan may be made directly from the assets in the SMA Option. SMA assets consisted primarily of common stock and mutual funds.

Except for the Performance Sharing Plan for Puerto Rico Employees, effective August 1, 2003, participants may change the investment mix of their account balance up to 12 times during a calendar year. In addition, the participant will always be provided at least one trading opportunity each calendar quarter regardless of the number of prior investment trades they placed for the year. The participant will have one final opportunity to transfer all or part of their transferable account balance to the Stable Value Fund during the fourth quarter of the year.

Investments in Lockheed Martin common stock funds are valued at fair value based on quoted market prices as of the last business day of the Plan's year as reported for New York Stock Exchange Composite Transactions.

Guaranteed investment contracts in the Stable Value Fund are fully benefit-responsive, as defined in the American Institute of Certified Public Accountants' Statement of Position 94-4, *Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans.* A fully benefit-responsive investment contract provides a liquidity guarantee, by a financially responsible third party, of principal and previously accrued interest for liquidations, transfers, loans or hardship withdrawals initiated by plan participants exercising their rights to withdraw, borrow or transfer funds under the terms of the plan. Guaranteed investment contracts are unallocated insurance

1. Accounting Policies (continued)

contracts stated at contract value (contributions made under the contract, plus interest at the contract rate, less funds used to pay benefits and administrative expenses), which approximates fair value. Interest on these contracts is compounded and credited daily. Current interest rates are generally declared semiannually. The crediting interest rates for the contracts as of December 31, 2004 and 2003 ranged from 3.21% to 3.27% and 3.06% to 7.11%, respectively. The average yield for 2004 and 2003 was 4.08% and 3.07%, respectively.

Investment transactions are accounted for on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is accrued as earned.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions, in particular the determination of fair values of investments for which market values are not readily available. Actual results could differ from those estimates.

2. Description of Trust

The following description of the Master Trust provides only general information. Plan participants should refer to the Master Trust agreement for a more complete description of the Master Trust's provisions.

Effective December 31, 2003, the assets of the Savings and Investment Plan for Hourly Employees were merged into other plans in the Master Trust.

Plan assets held by the Master Trust are invested in various funds. Within certain funds, a Short-Term Investment Fund, consisting of U.S. Treasury obligations and commercial paper, is used as a temporary investment to hold contributions from the day the funds are transferred from the Corporation to the Trustee until the day the funds are invested to meet the specific investment objectives of that fund. Occasionally, the fund may invest in unleveraged securities, which may be considered derivatives, for liquidity or asset allocation purposes. At December 31, 2004 and 2003, there were no material investments in derivatives. The related earnings from the Short-Term Investment Fund are credited to participants' accounts.

Direct administrative expenses are paid by the Master Trust and generally allocated to the Plans on a pro rata basis. Other indirect administrative expenses are paid by the Corporation.

Lockheed Martin Corporation
Defined Contribution Plans Master Trust

Notes to Financial Statements (continued)

3. Investments

The net realized and unrealized gain (loss) in fair value of investments is as follows:

	Year ended December 31 2004
	(In thousands)
Investments at quoted fair value:	
Mutual funds	$320,697
Common stock—Lockheed Martin Corporation	293,254
Common stock—other	8,024
Other assets	587
Corporate Debt Securities	7
Preferred stock	(21)
	622,548
Investments recorded at estimated fair value:	
Common collective trusts	527,640
Net realized and unrealized gain	$1,150,188

4. Parties-in-Interest Transactions

The S&P 500 Indexed Equity Fund, Small/Mid-Cap Indexed Equity Fund and MSCI EAFE Indexed Equity Fund are funds sponsored by the Trustee. The Broad Market Bond Index Fund and Aggressive Asset Allocation Fund, Moderate Asset Allocation Fund, and Conservative Asset Allocation Fund are all funds sponsored by Northern Trust. Northern Trust is a wholly owned subsidiary of The Northern Trust Company, which is the trustee of the 401(h) Account associated with the Salaried Savings Plan and is, therefore, a party-in-interest. Transactions involving these investments are considered to be party-in-interest transactions for which a statutory exemption exists.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Lockheed Martin Corporation, as Plan Administrator, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Lockheed Martin Corporation Salaried Savings Plan

Date June 22, 2005



John B. Dierkes, Vice President,
Human Resources Services

EXHIBIT INDEX

Exhibit Number	Description
23.1	Consent of Mitchell & Titus, LLP, Independent Registered Public Accounting Firm
23.2	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm

EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement No. 333-58069, 333-113771, 333-20117, and 033-58097 of Lockheed Martin Corporation on Form S-8 of our report dated June 17, 2005, relating to the financial statements and supplemental schedule of the Lockheed Martin Corporation Salaried Savings Plan as of and for the year ended December 31, 2004 which appears in this Annual Report (Form 11-K).

Mitchell & Titus, LLP

Washington, DC
June 21, 2005

Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements (Form S-8 No. 33-58097, Form S-8 No. 333-58069, Form S-8 No. 333-20117 and Form S-8 No. 333-113771) pertaining to the Lockheed Martin Corporation Salaried Savings Plan of Lockheed Martin Corporation of our report dated June 22, 2004, with respect to the financial statements of the Lockheed Martin Corporation Salaried Savings Plan and the Lockheed Martin Corporation Defined Contribution Plans Master Trust included in this Annual Report (Form 11-K) for the year ended December 31, 2003.

Baltimore, Maryland
June 21, 2005

Ernst & Young LLP